CONSENT of AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Quebec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
The Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities (Newfoundland & Labrador)
U.S. Securities and Exchange Commission

Dears Sirs/Mesdames:

Reference is made to the Technical Report titled *"NI 43-101 Technical Report Preliminary Economic Assessment for the El Compas Project, Zacatecas State, Mexico"* effective March 27, 2017 and dated the May 22, 2017 (the "Technical Report") prepared for Endeavour Silver Corp. (the "Company").

I consent to any extracts from or a summary of the Technical Report contained in, or incorporated by reference in the Company's Annual Information Form dated as of March 5, 2020, the Company's Short Form Base Shelf Prospectus dated April 10, 2018 and the Prospectus Supplement dated June 13, 2018 thereto, the Annual Report of the Company on Form 40-F for the fiscal year ended December 31, 2019 and the Registration Statement on Form F-10 (File No. 333-223560) of the Company (collectively, the "Disclosure Documents").

The undersigned hereby consents to:

(a) being named directly or indirectly in the Disclosure Documents; and

(b) the use of the Technical Report and to extracts from or a summary of the Technical Report in the Disclosure Documents or incorporated by reference therein.

The undersigned hereby confirms that:

(i) the undersigned has read the Disclosure Documents, including the extracts from or a summary of the Technical Report in the Disclosure Documents or incorporated by reference therein; and

(ii) the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Disclosure Documents or incorporated by reference therein that is derived from the Technical Report or that is within the undersigned's knowledge as a result of the services performed by the undersigned in connection with the Technical Report.

(iii) the Disclosure Documents fairly and accurately represent the information in the sections of the Technical Report for which I am responsible.

Dated this 5th day of March 2020

Dr. Deepak Malhotra, Ph.D., RM-SME

SME
Society for
Mining, Metallurgy
& Exploration

Dr. Deepak Malhotra
SME Registered Member No. 2006420
Signature
Date Signed March 5, 2020
Expiration date Dec. 30, 2020